UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                         UNDER THE EXCHANGE ACT OF 1934


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                                  RULE 13d-1(a)


                               VITAL LIVING, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    92846Y100
             -------------------------------------------------------
                                 (CUSIP Number)
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          DONALD NICHOLSON                      KATHRYN A. CAMPBELL, ESQ.
           SKYEPHARMA PLC                        SULLIVAN & CROMWELL LLP
           105 PICCADILLY                           1 NEW FETTER LANE
       LONDON W1J 7NJ, ENGLAND                   LONDON EC4A 1AN, ENGLAND
          +44 20 7491 1777                           +44 20 7959 8900
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 AUGUST 20, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                         (continued on following pages)

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CUSIP NO.  92846Y100                                       PAGE  2  OF  9  PAGES
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1           Names Of Reporting Persons
            I.R.S. Identification Nos. of Above Persons

            SKYEPHARMA PLC
            330387911
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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                        (b)  |X|
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3           SEC USE ONLY

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4           SOURCE OF FUNDS

            WC, OO
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5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                               |_|
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6           CITIZENSHIP OR PLACE OF ORGANIZATION

            ENGLAND AND WALES
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                     7   SOLE VOTING POWER

                         0
   NUMBER OF         -----------------------------------------------------------
    SHARES           8   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              36,018,973(1)(2)
EACH REPORTING       -----------------------------------------------------------
  PERSON WITH        9   SOLE DISPOSITIVE POWER

                         15,204,548(2)
                     -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                         0
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11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            15,204,548(1)(2)
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12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           |X|

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13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            27.66%(2)(3)
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14          TYPE OF REPORTING PERSON

            CO
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1        In order to facilitate the consummation of the transaction contemplated by the Agreement and Plan of Merger by and among Vital Living, Inc. (the "Issuer"), VLEN Acquisition

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CUSIP NO.  92846Y100                                       PAGE  3  OF  9  PAGES
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         Corp., Inc. ("VLEN") and  E-Nutriceuticals,  Inc. ("ENI"),  dated as of
         August  20,  2003  (the  "Merger   Agreement",   and  the   transaction
         contemplated thereby, the "Merger"), SkyePharma PLC ("SkyePharma") entered into a Stockholders' Agreement with the Issuer and the other parties listed therein, dated as of August 20, 2003 (the "Stockholders' Agreement"), whereby each of Bradley Edson ("Mr. Edson"), Stuart Benson ("Mr. Benson") and Donald Hannah (Mr. Hannah, and with Mr. Edson and Mr. Benson, the "Founders Group"), Fifth Avenue Capital, Inc. ("Fifth Avenue Capital") and Stephen Morris ("Mr. Morris, and with Fifth Avenue
         Capital,  the  "Morris  Group"),  and  SkyePharma  (collectively,   the
         "Stockholders") agreed to vote its shares of common stock, par value $0.001 per share (the "Common Stock") of Vital Living, options, warrants or convertible securities to purchase Common Stock, and other voting securities (the "Shares") of the Issuer to elect the directors nominated by the other Stockholders. SkyePharma does not have the right to dispose or direct the disposition of any of the 20,814,425 shares of Common Stock or securities convertible or exercisable into Common Stock owned by the other parties to the Stockholders' Agreement. Accordingly, SkyePharma expressly disclaims beneficial ownership of all such shares.

2 SkyePharma is currently the beneficial owner of 14,204,548 shares of Common Stock and 1,000,000 shares of Series D Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the "Preferred Stock"). Accordingly, SkyePharma has beneficial ownership of 15,204,548 shares of Common Stock, assuming the conversion of all shares of Preferred Stock owned or to be purchased by SkyePharma into Common Stock at the current conversion price of $1.00.

3 Based on 54,965,726 shares of Common Stock outstanding on consummation of the Merger on August 20, 2003, as described in Section 3.4(c) of the Subscription Agreement between SkyePharma and the Issuer, dated as of August 20, 2003 (the "Subscription Agreement") and the conversion of 1,000,000 shares of Preferred Stock into 1,000,000 shares of Common Stock.

ITEM 1   SECURITY AND ISSUER

         This statement on Schedule 13D (the "Statement") relates to the Common Stock of Vital Living, Inc., a Nevada corporation, including such Common Stock issuable upon conversion of Preferred Stock held by SkyePharma. The Issuer's principal executive offices are located at 5080 North 40th Street, Suite #105, Phoenix, Arizona, 85018.

ITEM 2   IDENTITY AND BACKGROUND

         SkyePharma is a company incorporated under the laws of England and Wales. The principal business of SkyePharma is the use of its multiple drug delivery technologies, specifically oral, injectable, inhalation, topical and enhanced solubility, to create a product pipeline for out-licensing to marketing partners. The business address of SkyePharma is SkyePharma PLC, 105 Piccadilly, London, England W1J 7NJ.

         Neither SkyePharma, nor, to its knowledge and belief, any of its executive officers or directors, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP NO.  92846Y100                                       PAGE  4  OF  9  PAGES
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         Annex A hereto sets forth with  respect to each  executive  officer and director of SkyePharma the following information: (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship.

ITEM 3   SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of funds for the 1,000,000 shares of Preferred Stock to which this Statement relates was SkyePharma's working capital. The total amount was $1,000,000 in cash, which was paid on August 21, 2003, in accordance with the Subscription Agreement.

         The consideration for the 14,204,548 shares of Common Stock was SkyePharma's shares of ENI common stock, as determined pursuant to the Merger Agreement.

         To SkyePharma's knowledge and belief, none of its executive officers or directors named in Annex A hereto, beneficially owns any shares of Common Stock.

ITEM 4   PURPOSE OF THE TRANSACTION

         The purpose of the acquisition of the Common Stock and the Preferred Stock by SkyePharma was and is for investment. The Preferred Stock was acquired pursuant to the Subscription Agreement simultaneous with and as a condition to consummation of the Merger of ENI and VLEN, a wholly-owned subsidiary of the Issuer. The Common Stock was acquired by SkyePharma pursuant to the Merger Agreement in exchange for its interest in ENI, which interest was also held for investment purposes. SkyePharma's ENI common stock, were converted and exchanged for shares of Common Stock of the Issuer on August 20, 2003. As a result of the Merger, VLEN's separate corporate existence ceased and ENI became the wholly-owned subsidiary of the Issuer, in which SkyePharma has a 27.66% interest, including the 1,000,000 shares of Common Stock issuable on conversion of the Preferred Stock based on a current conversion price of $1.00.

         Pursuant to the terms of the Commitment Letter between SkyePharma and the Issuer, dated as of August 20, 2003, executed pursuant to Section 5 of the Merger Agreement, SkyePharma has committed to invest 1,000,000 U.S. dollars in the event that the Issuer raises an additional 3,000,000 U.S. dollars in an equity offering completed within 90 days of the Closing of the Merger, as defined in the Merger Agreement, subject to the terms of such Commitment Letter. This obligation, if consummated, would be expected to result in an additional holding of 1,000,000 preferred convertible securities (the "Additional Preferred Stock") convertible into approximately 1,000,000 shares of Common Stock or more, depending on the price of such issuance and the conversion price and other terms of the Additional Preferred Stock.

         SkyePharma is continuously evaluating the business and business prospects of the Issuer, and its present and future interests in, and intentions with respect to the Issuer and at any time may decide to acquire additional shares or dispose of any or all of the shares of Common Stock or Preferred Stock owned by it.

         SkyePharma currently intends to exercise its rights as shareholder in the Issuer, and in connection therewith, may, from time to time, (i) have discussion with management and/or other shareholders of the Issuer concerning various operational and financial aspects of the Issuer's business, (ii) make one or more proposals to the Issuer or other shareholders of the Issuer relating to joint ventures, mergers, business combinations or extraordinary transactions, and (iii) solicit proxies.

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CUSIP NO.  92846Y100                                       PAGE  5  OF  9  PAGES
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         Pursuant to the terms of the Stockholders'  Agreement,  SkyePharma will vote its Common Stock and Preferred Stock which vote with the Common Stock together with certain other shareholders of the Issuer after the Merger, as described in more detail in Item 6 of this Statement.

         Except as set forth in this Statement, as of the date of the filing of this Statement, neither SkyePharma, nor, to its knowledge and belief, any of its executive officers or directors, has any other plan or proposal which relates to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

(a) The percentage interest held by SkyePharma presented below is based on 54,965,726 shares of Common Stock outstanding on consummation of the Merger on August 20, 2003, as represented by the Issuer in Section 3.4(c) of the Subscription Agreement. Assuming the conversion of all shares of Preferred Stock owned by SkyePharma into Common Stock at a conversion price of $1.00, SkyePharma is the beneficial owner of 15,204,548 shares of Common Stock, including Common Stock issuable on the conversion of convertible securities of the Issuer, representing approximately 27.66% of the Common Stock issued and outstanding. The information in this Statement with respect to the parties listed below in this Item 5(a) is based solely on information provided by the Issuer to SkyePharma. Mr. Edson is the beneficial owner of 5,046,950 shares of Common Stock, including Common Stock issuable on the conversion of convertible securities and the exercise of options and warrants, representing approximately 9.18% of the Common Stock issued and outstanding. Mr. Benson is the beneficial owner of 6,340,000 shares of Common Stock, including Common Stock issuable on the conversion of convertible securities and the exercise of options and warrants, representing approximately 11.53% of the Common Stock issued and outstanding. Mr. Hannah is the beneficial owner of 536,900 shares of Common Stock, representing approximately 0.98% of the Common Stock issued and outstanding. Fifth Avenue Capital is the beneficial owner of 8,860,575 shares of Common Stock, representing approximately 16.12% of the Common Stock issued and outstanding. Stephen Morris is a principal of Fifth Avenue Capital. Mr. Morris is individually the beneficial owner of 30,000 shares of Common Stock issuable on the conversion of convertible securities and the exercise of options and warrants, representing approximately 0.05% of the Common Stock issued and outstanding. Except as set forth in this Item 5, neither SkyePharma, nor to its knowledge and belief, any of its executive officers or directors named in Annex A hereto, beneficially owns any shares of Common Stock.

(b) SkyePharma has the shared power to vote or to direct the vote of, and the sole power to dispose or direct the disposition of, its 1,000,000 shares of Common Stock that would be issued on the conversion of all of its shares of Preferred Stock based on the current conversion price and its 14,204,548 shares of Common Stock. Each of the Persons listed in
         Item 5(a) has the shared power to vote or direct the vote and the sole power to dispose or direct the disposition of the shares of Common Stock attributed to them in that Item.

         Mr. Edson, a citizen of the United States of America, is the Chief Executive Officer and Chairman of the Board of Vital Living. Mr. Benson, a citizen of the United States of America, is the President of Vital Living. Mr. Hannah, a citizen of the United States of America, is a Non-executive Director of Vital Living. The business address for Mr.

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CUSIP NO.  92846Y100                                       PAGE  6  OF  9  PAGES
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         Edson, Mr. Benson and Mr. Hannah is 5080 North 40th Street,  Suite 105,
         Phoenix, Arizona 85018.

         Mr. Morris, a citizen of the United Kingdom, is the sole officer and director of ENI and president of Fifth Avenue Capital. His business address is 32 Lancaster Mews, London, W2 3QE, England. Fifth Avenue Capital, a British Virgin Islands corporation, is a company that invests in international business opportunities, with its principal offices located at Suite 1601-1603, Kinwick Centre, 32 Hollywood Road, Central Hong Kong. None of the persons listed in Item 5(a), to SkyePharma's knowledge, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) There have been no transactions by SkyePharma nor, to SkyePharma's knowledge, by any of the other persons listed in Item 5(a) in the class of securities reported on in this Statement that were effected during the past sixty days other than (i) the grant by the Issuer to Mr. Edson of 1,300,000 shares of Common Stock and (ii) the amendment of the warrant agreement with Mr. Benson eliminating the full ratchet anti-dilution protection provision therein and settling the total number of shares of Common Stock subject to or issuable under any warrant agreements or other derivative securities to Mr. Benson to be 6,310,000 after the Effective Time, and (iii) otherwise, as set forth in this Statement.

(d) No person other than SkyePharma has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, its Common Stock or Preferred Stock.

ITEM 6   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         SkyePharma and the Issuer entered into the Subscription Agreement pursuant to which SkyePharma purchased 1,000,000 shares of Preferred Stock convertible into Common Stock subject to the conditions set forth in Sections 5 and 6 thereof.

         Pursuant to the terms of the Commitment Letter between SkyePharma and the Issuer, dated as of August 20, 2003, executed pursuant to Section 5 of the Merger Agreement, SkyePharma has committed to invest 1,000,000 U.S. dollars in the event that the Issuer raises an additional 3,000,000 U.S. dollars in an equity offering completed within 90 days of the Closing of the Merger, subject to the terms of such Commitment Letter. This obligation, if consummated, would be expected to result in an additional holding of 1,000,000 preferred convertible securities (the "Additional Preferred Stock") convertible into approximately 1,000,000 shares of Common Stock or more, depending on the price of such issuance and the conversion price and other terms of the Additional Preferred Stock.

         SkyePharma, the Issuer, Mr. Edson, Mr. Benson, Mr. Morris, Mr. Hannah and Fifth Avenue Capital have entered into a Stockholders' Agreement, dated as of August 20, 2003, which contains the terms that are summarized below:

         Board of Directors

         The Board of the Issuer will consist of nine members. So long as the Founders Group beneficially owns in aggregate at least 65% of the shares of Common Stock (including any share of Capital Stock of the Issuer Convertible into Common Stock) owned by it at the date of the

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CUSIP NO.  92846Y100                                       PAGE  7  OF  9  PAGES
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execution  of the  Stockholders'  Agreement,  it is entitled  to  nominate  four directors. So long as the Morris Group beneficially owns in aggregate at least 65% of the shares of Common Stock (including any share of Capital Stock of the Issuer Convertible into Common Stock) owned by it at the date of the execution of the Stockholders' Agreement, it is entitled to nominate one director. So long as SkyePharma beneficially owns in aggregate at least 65% of the shares of Common Stock (including any share of Capital Stock of the Issuer Convertible into Common Stock) owned by it at the date of execution of the Stockholders' Agreement, it is entitled to nominate one director. Each of the Founders Group, the Morris Group and SkyePharma covenants that it will vote in favor of the other Stockholders' nominee or nominees. Each Stockholder furthermore agrees that it will not take any action, or cause the Issuer to take any action, to remove, with or without cause, a director nominated by another Stockholder.

         Vacancies

         At any time a vacancy is created or exists on the Board of the Issuer, the remaining directors (if any) representing the Stockholder whose Board seat is vacant shall have the right to designate the person to fill the vacancy. If no directors representing the Stockholder remain, the Stockholder shall have the right to designate the person to fill the vacancy. All other Stockholders are obligated to vote in favor of such nominee.

         To SkyePharma's knowledge and belief, none of its executive officers or directors named in Annex A hereto, have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

         SkyePharma and the Issuer entered into a Registration Rights Agreement, dated as of August 20, 2003 (the "Registration Rights Agreement"), pursuant to which the Issuer is obligated to prepare and file with the Securities and Exchange Commission (the "SEC") as soon as reasonably practicable after March 31, 2004 a registration statement (the "Registration Statement") to permit the offering and sale pursuant to Rule 415 of SkyePharma's restricted shares, as defined in the Registration Rights Agreement (the "Restricted Shares"). If the Issuer fails to file and maintain the Registration Statement, SkyePharma is entitled to demand the filing of the Registration Statement within 20 days of the notice of demand and the Issuer is obligated to comply. The Registration Rights Agreement also provides for "piggyback" registration, whereby if the
Issuer intends to register shares under the Securities Act of 1933 (the "Securities Act") other than on Form S-4 or S-8, it must provide SkyePharma with notice of the proposed registration, and SkyePharma can require the Issuer to include its Restricted Shares in the registration statement and offering on the same terms and conditions as the shares otherwise being sold in such registration. The Registration Rights Agreement also contains covenants whereby the Issuer must use its best efforts to ensure that SkyePharma has a readily realizable market for its shares of Common Stock, including using its reasonable best efforts to obtain a listing for the Common Stock prior to December 31, 2003 and, in the event the Common Stock is not listed by such date, using its best efforts to procure purchasers for SkyePharma's Restricted Shares.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit 1. Registration Rights Agreement between Vital Living, Inc. and SkyePharma PLC, dated as of August 20, 2003.

         Exhibit 2. Subscription Agreement between Vital Living, Inc. and SkyePharma PLC, dated as of August 20, 2003.

         Exhibit 3. Commitment Letter of SkyePharma PLC, dated as of August 20, 2003.

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CUSIP NO.  92846Y100                                       PAGE  8  OF  9  PAGES
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         Exhibit 4.  Stockholders'  Agreement,  between  SkyePharma  PLC,  Vital
                     Living Inc., Bradley Edson, Stuart Benson, Donald Hannah, Stephen Morris and Fifth Avenue Capital Inc., dated as of August 20, 2003.



SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



August 29, 2003                      SkyePharma PLC



                                     By: /s/Donald Nicholson
                                         ---------------------------------------
                                         Name:    Donald Nicholson
                                         Title:   Finance Director





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CUSIP NO.  92846Y100                                       PAGE  9  OF  9  PAGES
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                                     ANNEX A

The name, position, present principal occupation and address thereof and citizenship of each director and executive officer of SkyePharma is set forth below.

The business address for SkyePharma and each of the executive officers and directors listed below is SkyePharma PLC, 105 Piccadilly, London, England W1J 7NJ.

NAME                 POSITION              PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND ADDRESS(1)  CITIZENSHIP

Ian Gowrie-Smith     Executive Chairman                                                               Australian

Michael Ashton       Chief Executive                                                                  Australian
                     Officer

Donald Nicholson     Finance Director                                                                 British
                     and Executive
                     Director

Air Chief Marshal    Senior Independent    Retired                                                    British
Sir Michael Beavis   Non-executive
                     Director

Dr. David Ebsworth   Non-executive         Non-executive Director of Clal Biotechnology               British
                     Director              Industries and CuraGen Corporation

R. Stephen Harris    Non-executive         Non-executive Chairman of Proteome Sciences plc            British
                     Director              and Non-executive Director of Advanced Medical
                                           Solutions Group plc, Microscience Ltd,
                                           Prophilian plc, Sinclair Pharma Limited and
                                           GeneMedix plc

Dr. Keith Mansford   Non-executive         External Director of Sepracor Inc., Chairman               British
                     Director              of Mansford Associates, Non-executive
                                           Chairman of Conve Limited and Professor of
                                           Biochemistry at the University of Buckingham.

Dr. Argeris          Non-executive         Partner at Care Capital LLC, External Director of          American
(Jerry) Karabelas    Director              Human Genome Sciences, Fox Chase Cancer Center,
                                           The University of the Sciences in Philadephia,
                                           Member of the Scientific Advisory Committee of the
                                           Massachusetts General Hospital, Boston, Director
                                           of NitroMed Inc., Halsey Pharmaceuticals, Anadys,
                                           Renolvo and a Member of the Scientific Advisory
                                           Board of Epigenesis.

Torao Yamamoto       Non-executive         Senior Managing Director of the Pharmaceutical Division    Japanese
                     Director              of Kowa Company Limited in Japan, Member of the Board of
                                           Directors of Kowa Company Limited, Kowa Pharmaceutical
                                           Europe, Ltd., and Kowa Research Europe, Ltd.

-----------------------
1 If Principal Employment is not with SkyePharma.